Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Enters into a Three-Year Contract with AT&T

TEL AVIV, Israel - April 1, 2019 - RADCOM Ltd (NASDAQ: RDCM), today announced its entry into a three-year contract with AT&T Services, Inc. With this contract, RADCOM continues its successful relationship with AT&T and establishes the foundations for continuing and expanding the integration of RADCOM Network Intelligence into AT&T’s network.

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About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, provides on-demand functionality and is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

For all investor enquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com

Company Contact:

Amir Hai

Chief Financial Officer

+972-77-774-5011

amir.hai@radcom.com

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “‘believe,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the continuation and expansion of the integration of its products in AT&T’s network, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.